May 11, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Suzanne Hayes, Esq.

Assistant Director

Re: Immuron Limited

Amendment No. 4 to Registration Statement on Form F-1

Filed May 8, 2017

File No. 333-215204

Dear Ms. Hayes:

On behalf of our client, Immuron Limited (the “Company”), please find below responses to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 10, 2017 (the “Comment Letter”) relating to Amendment No. 4 to the Registration Statement filed by the Company with the Commission.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Dilution, page 39

1. It appears that the table on page 40 does not reflect the total consideration paid by purchasers in this offering, which is $21.00 per ADS ($0.525 per share or $8.75 million), as the total consideration paid by purchasers in this offering is not after deducting underwriting discounts and commissions. Please revise.

Response:

The Company will, when it files a prospectus pursuant to Rule 424(b)(4), include the following revised table in the Dilution section of the prospectus:

The table below is based upon a public offering price of $21.00 per ADS, which is derived from the last reported sales price of our ordinary shares on the Australian Securities Exchange (ASX) as of May 3, 2017, after excluding underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ over-allotment option and does not take into account any warrants to be sold in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share (USD$)
	Number	%	Amount (USD$)%
Existing shareholders	103,641,417	86.15%	$34,360,653	79.70%	$0.3315
Purchasers in this offering	16,666,667	13.85%	8,750,000	20.30	$0.5250
Total	120,308,084	100.00%	$43,110,653	100.00%	$0.3583

Principal Shareholders, page 96

2. Please revise to provide the natural person with voting and/or dispositive power over the shares held by Inverarey Pty Ltd and Associates and Authentics Australia Pty. Ltd.

Response:

The Australian Stock Exchange, where the Company’s ordinary shares are traded, does not require disclosure of the natural person that has voting and/or or dispositive power over the shares held by entities that control over 5% of a Company’s ordinary shares. As such, the Company does not have the information.

Exhibit 8.1

3. It appears that you intend to use a short-form tax opinion. Please revise the disclosure under “Taxation” in the prospectus to clearly state that it is the opinion of counsel and to identify and articulate the opinions being rendered by counsel. Please ensure that you provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also remove the language throughout stating that these sections are summaries or that certain tax consequences will “generally” occur. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response:

Under Item 601 of Regulation S-K, an opinion regarding tax matters “need only be filed with… registration forms where the tax consequences are material to an investor…”

Upon further consultation with tax counsel, the Company does not believe that the tax consequences are material to an investor and as such will not be revising the Registration Statement pursuant to this comment; provided, however, the Company will undertake to file Amendment No. 5 to the Registration Statement, in substantially the form attached hereto as Exhibit A, to update the Exhibit Index to remove Exhibit 8.1 from such index.

Should you have any questions regarding the foregoing, please do not hesitate to contact me.

Very truly yours,

/s/ Darrin Ocasio
Darrin Ocasio, Esq.

EXHIBIT A

As filed with the Securities and Exchange Commission on May 11, 2017.

Registration No. 333-215204

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

To

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IMMURON LIMITED

(Exact name of registrant as specified in its charter)

Australia	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1, 1233 High Street, Armadale, Victoria, Australia 3143

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Delaney Corporate Services Ltd.

99 Washington Avenue, Suite 805A

Albany, New York 12210

Tel: (518) 465-9242

Fax: (518) 465-7883

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory Sichenzia, Esq. Darrin Ocasio, Esq. David B. Manno, Esq. Sichenzia Ross Ference Kesner LLP 61 Broadway New York, New York 10006 Tel: (212) 930-9700 Fax: (212) 930-9725	Mitchell S. Nussbaum, Esq. Norwood P. Beveridge, Jr. Esq. Lili Taheri, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 Telephone: (212) 407-4000 Facsimile: (212) 407-4990

EXPLANATORY NOTE

Immuron Limited (the “Registrant”) is filing this Amendment No. 5 (the “Amendment”) to its Registration Statement on Form F-1 (Registration Statement No. 333-215204) (the “Registration Statement”) to remove Exhibit 8.1 from the Exhibit Index and to restate the list of exhibits set forth in Item 8 of Part II of the Registration Statement. Accordingly, this Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page and the Exhibit Index. The prospectus is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Australian law.    Australian law provides that a company or a related body corporate of the company may provide for indemnification of officers and directors, except to the extent of any of the following liabilities incurred as an officer or director of the company:

•	a liability owed to the company or a related body corporate of the company;

•	a liability for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA or 1317HB of the Australian Corporations Act 2001;

•	a liability that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith; or

•	legal costs incurred in defending an action for a liability incurred as an officer or director of the company if the costs are incurred:

•	in defending or resisting proceedings in which the officer or director is found to have a liability for which they cannot be indemnified as set out above;

•	in defending or resisting criminal proceedings in which the officer or director is found guilty;

•	in defending or resisting proceedings brought by the Australian Securities & Investments Commission or a liquidator for a court order if the grounds for making the order are found by the court to have been established (except costs incurred in responding to actions taken by the Australian Securities & Investments Commission or a liquidator as part of an investigation before commencing proceedings for a court order); or

•	in connection with proceedings for relief to the officer or a director under the Corporations Act, in which the court denies the relief.

Constitution.    Our Constitution provides, except to the extent prohibited by the law and the Corporations Act, for the indemnification of every person who is or has been an officer or a director of the company against liability (other than legal costs that are unreasonable) incurred by that person as an officer or director. This includes any liability incurred by that person in their capacity as an officer or director of a subsidiary of the company where the company requested that person to accept that appointment.

Indemnification Agreements.    Pursuant to Deeds of Access, Insurance and Indemnity, the form of which is filed as Exhibit 10.9 to this registration statement, we have agreed to indemnify our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director.

SEC Position.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to the underwriting agreement for this offering, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify our directors and officers and persons controlling us, within the meaning of the Securities Act, against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

Item 7. Recent Sales of Unregistered Securities

During the prior three and a half years, we issued and sold to third parties the securities listed below without registering the securities under the Securities Act. None of these transactions involved any public offering. All our securities were sold through private placement either (i) outside the United States or (ii) in the United States to a limited number of investors in transactions not involving any public offering. As discussed below, we believe that each issuance of these securities was exempt from, or not subject to, registration under the Securities Act.

During the six months ended December, 31 2016 the Company issued the following securities:

Date	Details	No.	Issue Price AUD$	Total Value AUD$
July 7, 2016	Right issue*	18,045,512	-	-
July 7, 2016	Right issue	3,275,466	0.250	818,867
September 29, 2016	Right issue to oversubscribes and private placement	3,968,916	0.250	992,229
December 2, 2016	Shares under ESOP – for 6 months service (vesting monthly)	251,877	0.123	30,855
		25,541,771		1,841,951

*As at June 30, 2016, the Company was committed to issue 18,045,512 of ordinary shares in relation to the $4,511,378 received in capital raising. These shares were subsequently issued to respective holders on July 7, 2016. 2,418,129 of these new fully paid ordinary shares were issued to Grandlodge on the same terms and conditions as all other subscribers.

During the Full Year ended June 30 2016, the Company issued the following securities:

			Issue Price	Total Value
Date	Details	No.	AUD$	AUD$
18 Sep 2015	Exercise of IMCAI Unlisted Options	218,750	0.376	82,250
30 Sep 2015	Exercise of IMCAI Unlisted Options	93,750	0.376	35,250
19 Oct 2015	Exercise of IMCAI Unlisted Options by Grandlodge	556,000	0.376	209,056
13 Nov 2015	Exercise of IMCAI Unlisted Options	41,666	0.376	15,667
27 Nov 2015	Issue of Shares in lieu of cash payment for services as per Resolution 4 of the Annual General Meeting (AGM) held on 25 Nov 2015	546,875	0.160	87,500
24 Feb 2016	Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb 2016	294,118	0.340	100,000
24 Feb 2016	Issue of fully paid escrow shares as security for any repayment default of the Convertible Loan in accordance with executed funding agreement with a New York based Investment fund provider and announced to the ASX on 17 Feb 2016	2,000,000	0.400	800,000
13 Apr 2016	Issue in accordance with executed funding agreement with a New York based Investment fund provider announced to the ASX on 17 Feb 2016	326,797	0.306	100,000
18 Apr 2016	First repayment of Convertible Note Security in accordance with executed funding agreement with a New York based investment fund provider announced to the ASX on 17 Feb 2016	241,764	0.312	75,333
16 May 2016	Exercise of IMCAI Unlisted Options	150,000	0.276	41,400
16 May 2016	Second repayment of Convertible Note Security in accordance with executed funding agreement with a New York based investment fund provider announced to the ASX on 17 Feb 2016	265,694	0.284	75,333
31 May 2016	Issue of Shares in lieu of cash payment for services received	400,000	0.250	100,000
30 Jun 2016	Shares to be Issued from Capital Raising as at 30 June 2016	-	-	4,511,378
Total 2016 Movement		5,135,414		6,233,167

During the Full Year ended June 30, 2015, the Company issued the following securities:

			Issue Price	Total Value
Date	Details	No.	AUD$	AUD$

20 Nov 2014	Capital Consolidation on a 40:1 basis approved by shareholders at the Company's Annual General Meeting held on 13 Nov 2014	(2,920,770,804)	-	-
21 Nov 2014	Issue of shares to supplier in lieu of cash payment for services rendered approved by shareholders at the Company's Annual General Meeting held on 13 Nov 2014	72,916	0.160	11,667
Total 2015 Movement		(2,920,697,888)		11,667

During the Full Year ended June 30, 2014, the Company issued the following securities:

			Issue Price	Total Value
Date	Details	No.	$	$

6 Dec 2013	Issue of shares as per resolution 4 approved by shareholders at the Annual General Meeting of the Company held on 29 Nov 2013	8,750,000	0.004	35,000
6 Dec 2013	Issue of shares as per resolutions 5, 6, & 8 approved by shareholders at the Annual General Meeting of the Company held on 29 Nov 2013	9,479,167	0.006	56,875
3 Feb 2014	Exercise of IMCOA options	29,075	0.040	1,163
3 Mar 2014	Issue of shares through fully underwritten rights issue	1,670,642,320	0.005	8,353,212
3 Mar 2014	Issue of shares to Grandlodge & related owners as part of fully underwritten rights issue	261,103,082	0.005	1,305,516
29 May 2014	Issue of shares as per resolution 2 approved by shareholders at the General Meeting of the Company held on 27 May 2014	10,208,333	0.004	40,833
Total 2014 Movement		1,960,211,977		9,792,599

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sydney, Australia on May 11, 2017.

IMMURON LIMITED

By:	/s/ Thomas Liquard
Name: Thomas Liquard
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Non-Executive Chairman	May 11, 2017
Name: Roger Aston

/s/ Thomas Liquard	Chief Executive Officer and Managing Director	May 11, 2017
Name: Thomas Liquard	(principal executive officer)

*	Joint Chief Financial Officer and Secretary	May11, 2017
Name: Peter Vaughan	(principal financial officer and principal accounting officer)

*	Joint Chief Financial Officer and Secretary	May 11, 2017
Name: Phillip Hains

*	Director	May 11, 2017
Name: Stephen Anastasiou

*	Director	May11, 2017
Name: Daniel Pollock

*	Executive Vice Chairman	May 11, 2017
Name: Peter Anastasiou

	Director	May 11, 2017
Name: Ravi Savarirayan

* By:	/s/ Thomas Liquard
Thomas Liquard

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Immuron Limited, has signed this registration statement or amendment thereto in New York, New York on May 11, 2017.

Authorized U.S. Representative

By:	/s/ Thomas Liquard
Thomas Liquard

EXHIBIT INDEX

Exhibits	Description

1.1	Form of Underwriting Agreement*

3.1	Constitution of Immuron Limited*

4.1	Form of Amended and Restated Deposit Agreement between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares*

4.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1)*

4.3	Form of Representative’s Warrant (included in Exhibit 1.1)*

4.4	Form of ADS Warrant Agent Agreement*

4.5	Form of Global Warrant (included in Exhibit 4.4)*

5.1	Opinion of Francis Abourizk Lightowlers regarding the validity of the ordinary shares and warrants being issued*

5.2	Opinion of Sichenzia Ross Ference Kesner LLP *

10.1	Development and Supply Agreement by and between Immuron Limited and Synlait Milk Ltd. dated June 28, 2013(1)*

10.2	Variation of Development and Supply Agreement by and between the Company and Synlait Milk Ltd. dated June 21, 2016(1)*

10.3	Marketing and Master Distribution Agreement by and between the Company and UniFirst-First Aid Corporation d/b/a MEDIQUE Products dated as of June 28, 2016(1)*

10.4	Distribution and License Agreement by and between the Company and Paladin Labs Inc. dated November 28, 2011(1)*

10.5	Consultancy Agreement by and between Immuron Limited and Dan Peres dated April 1, 2015*

10.6	Commercial Lease Agreement with Wattle Laboratories Pty Ltd.*

10.7	Executive Share Option Plan*

10.8	Convertible Security and Share Purchase Agreement by and between Immuron Limited and SBI Investments dated February 16, 2016*

10.9	Executive Service Agreement by and between Immuron Limited and Thomas Liquard dated August 24, 2015*

10.10	Executive Service Agreement by and between Immuron Limited and Dr. Jerry Kanellos dated July 23, 2015*

10.11	Termination of Distribution Agreement letter dated February 23, 2017*

10.12	Consultancy Agreement by and between Immuron Limited and Dan Peres dated March 29, 2017*

21.1	List of significant subsidiaries of Immuron Limited*

23.1	Consent of Francis Abourizk Lightowlers (see Exhibit 5.1) *

23.2	Consent of Sichenzia Ross Ference Kesner LLP (see Exhibit 5.2) *

23.2	Consent of Marcum LLP*

24.1	Power of Attorney*

* Previously filed.

(1) A redacted version of this Exhibit is filed herewith. An un-redacted version of this Exhibit has been separately filed with the Securities and Exchange Commission pursuant to an application for confidential treatment. The confidential portions of the Exhibit have been omitted and have been blacked out.